UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Schedule 13D Under the Securities Exchange Act of 1934 (Amendment No. 1)*
Tutor Perini Corporation
(Name of Issuer)
Common Stock, par value $1.00 per share
(Title of Class of Securities)
901109 108
(CUSIP Number)
Ronald N. Tutor Tutor Perini Corporation 15901 Olden Street Sylmar, California 91342 (818) 362-8391
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 14, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 10 Pages

CUSIP No. 901109 108               SCHEDULE 13D               Page  2 of 10

1		NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
RONALD N. TUTOR
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)		☐
(b)		☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions)
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
19,722,900
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
19,722,900
	10	SHARED DISPOSITIVE POWER
0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,256,155
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		ERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
43.4%
14		TYPE OF REPORTING PERSON (See Instructions)
IN

CUSIP No. 901109 108                SCHEDULE 13D               Page 3 of 10
1		NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
THE RONALD N. TUTOR SEPARATE PROPERTY TRUST
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)		☐
(b)		☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions)
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
19,572,900
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
19,572,900
	10	SHARED DISPOSITIVE POWER
0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
19,572,900
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
39.9%
14		TYPE OF REPORTING PERSON (See Instructions)
OO

CUSIP No. 901109 108                 SCHEDULE 13D               Page 4 of 10
1		NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
RONALD N. TUTOR 2009 DYNASTY TRUST
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)		☐
(b)		☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions)
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR (e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,533,255
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
1,533,255
	10	SHARED DISPOSITIVE POWER
0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,533,255
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.1%
14		TYPE OF REPORTING PERSON (See Instructions)
OO

CUSIP No. 901109 108               SCHEDULE 13D               Page 5 of 10

Introduction

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D that was originally filed on September 8, 2008 (as amended and supplemented, the “Schedule 13D”) by (1) Ronald N. Tutor; (2) the Ronald N. Tutor Separate Property Trust, a California trust (the “SPT”); and (3) the Ronald N. Tutor 2006 QuickGRAT, a California Trust (the “QuickGRAT”) relating to their beneficial ownership of shares of Common Stock of Tutor Perini Corporation, a Massachusetts corporation.  Capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed to them in the Schedule 13D.

This Amendment relates to the disposition of 1,000,000 shares of Common Stock by the SPT and the transfer of 1,533,255 shares of Common Stock for estate planning purposes by the QuickGRAT to a second trust controlled by Mr. Tutor.  The estate planning transfer was made from the QuickGRAT to the Ronald N. Tutor 2009 Dynasty Trust, a California trust (the “DT”).  Mr. Tutor has beneficial ownership of each of the QuickGRAT and DT.  As a result, this transfer did not change the amount of Common Stock beneficially owned by Mr. Tutor.  In addition, the SPT sold 1,000,000 shares of Common Stock, resulting in a decrease of shares of Common Stock beneficially owned by Mr. Tutor by an identical amount.

Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D.

Item 1.	Security and Issuer.

Item 1 of the Schedule 13D is hereby deleted in its entirety and amended as follows:

This Schedule 13D relates to the shares of common stock, par value $1.00 per share (the "Common Stock"), of Tutor Perini Corporation, a Massachusetts corporation (the "Issuer" or “Tutor Perini”).  The principal executive office of the Issuer is located at 15901 Olden Street, Sylmar, California, 91342.

Item 2.	Identity and Background.

Part (a) of Item 2 of the Schedule 13D hereby is replaced in its entirety with the following:

This Schedule 13D is being filed jointly by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the "Commission") under Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"): (1) Ronald N. Tutor; (2) Ronald N. Tutor Separate Property Trust, a California trust (the “SPT”); and (3) Ronald N. Tutor 2009 Dynasty Trust (the “DT”).  Collectively, the filing persons are referred to herein as the “Reporting Persons” and, individually, as a “Reporting Person.”

On January 4, 2010, the Ronald N. Tutor 2006 QuickGRAT, a California trust (the “QuickGRAT”), and previously a Reporting Person along with Ronald N. Tutor and the SPT, transferred its right, title and interest in all of the remaining property of the QuickGRAT, including Common Stock, to the DT.  Having transferred the property to the DT, the Trustee of the QuickGRAT terminated the QuickGRAT on January 4, 2010.  For purposes of the disclosure previously reported in Items 3 and 4 of the Schedule 13D, all references to the QuickGRAT shall be deemed a reference to its successor in interest, the DT.

The Reporting Persons each have a principal business address of 15901 Olden Street, Sylmar, California 91342.

CUSIP No. 901109 108                SCHEDULE 13D               Page  6 of 10

Each of the Reporting Persons has entered into a Joint Filing Agreement, dated March 18, 2010, under which such persons have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act.  A copy of the Joint Filing Agreement is attached to this Schedule 13D as Exhibit A.

Information in this Schedule 13D with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information provided by another Reporting Person.

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act as a result of those matters described in Item 4 below.  However, neither the present filing nor anything contained herein shall be construed as an admission that all or any of the Reporting Persons constitute a "group" within the meaning of Rule 13d-5(b) under the Exchange Act.  In addition, the Reporting Persons hereby disclaim beneficial ownership of any shares of Common Stock held by the other Reporting Persons.  This Schedule 13D will be amended, or one or more additional statements on Schedule 13D will be filed, as necessary and appropriate, to reflect any change in status.

This Schedule 13D amends each statement on Schedule 13G previously filed by a Reporting Person.

Part (c) and Part (f) of Item 2 of the Schedule 13D are hereby amended to replace references to “QuickGRAT” with “DT”.

Item 4.	Purpose of Transaction.

The following information hereby is added to the existing disclosure:

On May 5, 2009, Ronald N. Tutor, as settlor, established the DT as part of his estate planning strategy.  Pursuant to the terms of the DT, Mr. Tutor is the trust advisor and has the authority to appoint and remove the trustees of the DT, as well as the sole authority to reacquire or exchange the property of the DT, including the Common Stock, by substituting property of equal value.  John D. Barrett is the trustee of the DT and has the independent authority to vote and dispose of the Common Stock held by the DT.

On January 4, 2010, the QuickGRAT transferred its right, title and interest in all of the remaining property of the QuickGRAT, including shares of Common Stock, to the DT.  Having transferred the property to the DT, the Trustee of the QuickGRAT terminated the QuickGRAT on January 4, 2010.

Other than as described in this Schedule 13D, the Reporting Persons do not have any plan or proposal that relates to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of Issuer.

Item 5 hereby is replaced in its entirety with the following:

The following information is based on a total of 49,023,044 shares of Common Stock outstanding as of February 17, 2010, as reported by the Issuer in the Annual Report on Form 10-K filed by the Issuer on March 1, 2010.

CUSIP No. 901109 108               SCHEDULE 13D                Page 7 of 10

(a), (b)

As of the date hereof, the Reporting Persons may be deemed to have beneficial ownership over shares of Common Stock as set forth below, and each such Reporting Person has sole voting and dispositive power with respect to all shares shown as being beneficially owned by him, except as otherwise indicated.

(i)           Mr. Tutor may be deemed to have beneficial ownership of 21,256,155 shares of Common Stock, or 43.4%, with respect to which Mr. Tutor has sole voting power and sole dispositive power over 19,722,900 of such shares.  Mr. Tutor directly owns 150,000 shares.

Mr. Tutor may be deemed to have beneficial ownership of 19,572,900 shares of Common Stock owned by the SPT.  Mr. Tutor is the sole beneficiary and trustee of the SPT.  The shares that Mr. Tutor may be deemed to beneficially own also include 1,533,255 shares of Common Stock owned by the DT, of which Mr. Tutor’s issue are the beneficiaries, John Barrett is trustee with sole voting and dispositive power with respect to the Common Stock held by the DT.  Mr. Tutor is the trust advisor to the DT, in which position Mr. Tutor has sole discretion to remove and replace the trustee, as well as the sole authority to reacquire or exchange the property of the DT, including the Common Stock, by substituting property of equal value.

(ii)           The SPT may be deemed to have beneficial ownership of 19,572,900 shares of Common Stock, or 39.9%.  However, such Reporting Person does not have any sole or shared voting or dispositive power with respect to such shares of Common Stock and neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the SPT that it is the beneficial owner of any of the Common Stock held by Ronald N. Tutor or the DT referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(iii)           The DT may be deemed to have acquired beneficial ownership of 1,533,255 shares of Common Stock, or 3.1%, in connection with the transfer described in Item 4 herein.  Such Reporting Person has sole or shared voting or dispositive power with respect to such shares of Common Stock; however, the trust advisor to the Reporting Person retains the authority to reacquire the Common Stock from the DT and neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the DT that it is the beneficial owner of any of the Common Stock held by Ronald N. Tutor or the SPT referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c)

Transactions in the Common Stock effected by the Reporting Persons in the 60 days prior to the date of this Schedule 13D are described in Schedule A and incorporate herein by reference.  In addition, Schedule A contains and incorporates herein by reference a description of certain transactions in the Common Stock effected by the Reporting Persons more than 60 days prior to the date of this Schedule 13D for which an amendment to the Schedule 13D was not previously filed.

(d)

Except as described in this Schedule 13D, no person has the power to direct the receipt of dividends on or the proceeds of sales of, the shares of Common Stock beneficially owned by the Reporting Persons.

(e)

CUSIP No. 901109 108                SCHEDULE 13D               Page  8 of 10

Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer.

Item 6 of the Schedule 13D hereby is deleted and replaced in its entirety as follows:

Except as described in this Schedule 13D or the Exhibits hereto or, with respect to the Reporting Persons, none of the Reporting Persons presently has any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

Item 7.	Material to be filed as Exhibits.

Exhibit A.	Joint Filing Agreement, dated March 18, 2010, by and among the Reporting Persons.

Exhibit B.	Power of Attorney to Ronald N. Tutor from Ronald N. Tutor, the Ronald N. Tutor Separate Property Trust and the Ronald N. Tutor 2009 Dynasty Trust.

CUSIP No. 901109 108               SCHEDULE 13D               Page 9 of 10

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  March 18, 2010

/s/ Ronald N. Tutor
RONALD N. TUTOR

RONALD N. TUTOR SEPARATE
PROPERTY TRUST

/s/ Ronald N. Tutor
BY:  RONALD N. TUTOR
ITS:  TRUSTEE

RONALD N. TUTOR 2009
DYNASTY TRUST

/s/ John D. Barrett
BY:  JOHN D. BARRETT
ITS:  TRUSTEE

SCHEDULE A

Party	Date of Transaction	Number of Shares	Price Per Share	Nature of Transaction
Ronald N. Tutor Separate Property Trust	09/14/2009	500,000	$19.64	Disposition of Shares Pursuant to Rule 144*
Ronald N. Tutor Separate Property Trust	09/16/2009	500,000	$19.50	Disposition of Shares Pursuant to Rule 144*
Ronald N. Tutor 2006 QuickGRAT	01/04/2010	1,533,255	N/A	Transfer of Common Stock to Ronald N. Tutor 2009 Dynasty Trust

* Each such sale above has also previously been reported on a Form 4 as required pursuant to Section 16 of the Securities Exchange Act of 1934.